UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

MARCH 31, 2022

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated interim financial statements

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying interim balance sheet of Telefônica Brasil S.A. ("Company") as at March 31, 2022 and the related statements of income, other comprehensive income, changes in equity and cash flows for the three-month period then ended, as well as the accompanying consolidated interim balance sheet of Telefônica Brasil S.A. and its subsidiaries ("Consolidated") as at March 31, 2022 and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for the three-month period then ended, and notes, comprising significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Telefônica Brasil S.A. and of Telefônica Brasil S.A. and its subsidiaries as at March 31, 2022, and the parent company financial performance and its cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the three-month period then ended, in accordance with CPC 21 and IAS 34.

(A free translation of the original in Portuguese)

Other matters

Statements of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the three-month period ended March 31, 2022. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, May 6, 2022

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Sérgio Eduardo Zamora

Contador CRC 1SP168728/O-4

TELEFÔNICA BRASIL S.A.

Balance Sheets

On March 31, 2022 and December 31, 2021

(In thousands of reais)

(A free translation of the original in Portuguese)

ASSETS	Note	Company 03.31.22	Company 12.31.21	Consolidated 03.31.22	Consolidated 12.31.21
Current assets		**21.144.873**	**20.655.171**	**21.670.354**	**21.060.168**
Cash and cash equivalents	3	6.104.212	6.187.360	6.430.521	6.448.483
Financial investments	4	30.839	30.109	30.839	30.109
Trade accounts receivable	5	8.080.108	8.064.097	8.169.938	8.100.269
Inventories	6	791.893	632.514	796.673	639.825
Prepaid expenses	7	1.942.750	1.004.786	2.005.550	1.006.425
Income and social contribution taxes recoverable	8.a	434.982	376.750	448.801	382.386
Taxes, charges and contributions recoverable	9	3.098.993	3.704.407	3.107.891	3.716.169
Judicial deposits and garnishments	10	93.796	105.876	94.877	106.963
Dividends and interest on equity	18.a	51.125	12.396	-	-
Derivative financial instruments	31.a	15.644	6.451	15.644	6.451
Other assets	11	500.531	530.425	569.620	623.088
Non-current assets		**94.823.175**	**94.611.264**	**94.819.499**	**94.603.365**
Long-term assets		**5.538.468**	**5.418.518**	**5.848.478**	**5.734.277**
Financial investments	4	51.625	37.044	51.820	37.238
Trade accounts receivable	5	455.909	470.882	455.909	470.882
Prepaid expenses	7	553.879	442.263	553.954	442.268
Deferred taxes	8.c	-	-	115.632	121.748
Income and social contribution taxes recoverable	8.a	2.692	2.692	2.692	2.692
Taxes, charges and contributions recoverable	9	1.354.454	1.340.869	1.354.601	1.340.872
Judicial deposits and garnishments	10	2.556.668	2.560.421	2.722.486	2.724.215
Derivative financial instruments	31.a	54.130	54.433	54.130	54.433
Other assets	11	**509.111**	**509.914**	**537.264**	**539.929**
Investments	12	**673.282**	**707.008**	**331.694**	**358.290**
Property, plant and equipment	13	**44.780.447**	**44.387.672**	**44.802.205**	**44.408.491**
Intangible assets	14	**43.830.978**	**44.098.066**	**43.837.122**	**44.104.307**
TOTAL ASSETS		**115.968.048**	**115.266.435**	**116.489.853**	**115.663.533**

LIABILITIES AND EQUITY	Note	Company 03.31.22	Company 12.31.21	Consolidated 03.31.22	Consolidated 12.31.21
Current liabilities		**21.452.100**	**22.321.331**	**21.719.796**	**22.459.398**
Personnel, social charges and benefits	15	702.037	848.819	745.643	888.324
Trade accounts payable	16	7.920.361	7.085.058	8.036.028	7.132.402
Income and social contribution taxes payable	8.b	1.945	-	4.551	3.068
Taxes, charges and contributions payable	17	1.388.803	1.465.039	1.410.618	1.485.157
Dividends and interest on equity	18.b	4.631.002	4.265.715	4.631.002	4.265.715
Provisions and contingencies	19	733.691	698.098	738.141	702.314
Loans, financing, debentures, leases and 5G licenses	20	4.936.634	6.903.208	4.940.072	6.906.892
Deferred revenue	21	592.668	599.873	653.508	604.646
Derivative financial instruments	31.a	42.652	4.538	42.652	4.538
Other liabilities	22	502.307	450.983	517.581	466.342
Non-current liabilities		**24.413.080**	**23.017.908**	**24.594.475**	**23.197.939**
Personnel, social charges and benefits	15	20.015	21.522	20.030	21.533
Income and social contribution taxes payable	8.b	98.547	97.668	98.547	97.668
Taxes, charges and contributions payable	17	2.459.074	1.719.528	2.511.508	1.771.185
Deferred taxes	8.c	4.071.417	4.172.044	4.071.417	4.172.044
Provisions and contingencies	19	5.695.543	5.602.382	5.812.591	5.720.928
Loans, financing, debentures, leases and 5G licenses	20	10.640.156	10.021.541	10.647.423	10.027.086
Deferred revenue	21	170.585	153.839	170.605	153.864
Derivative financial instruments	31.a	70.723	69.022	70.723	69.022
Other liabilities	22	1.187.020	1.160.362	1.191.631	1.164.609
TOTAL LIABILITIES		**45.865.180**	**45.339.239**	**46.314.271**	**45.657.337**
Equity		**70.102.868**	**69.927.196**	**70.102.868**	**69.927.196**
Capital	23.a	63.571.416	63.571.416	63.571.416	63.571.416
Capital reserves	23.b	641.149	754.443	641.149	754.443
Revenue reserves	23.c	3.520.995	3.504.656	3.520.995	3.504.656
Retained earnings		309.875	-	309.875	-
Additional proposed dividends	23.d	2.028.524	2.028.524	2.028.524	2.028.524
Equity valuation adjustment	23.e	30.909	68.157	30.909	68.157
Non-controlling shareholders	23.h	-	-	72.714	79.000
TOTAL EQUITY		**70.102.868**	**69.927.196**	**70.175.582**	**70.006.196**
TOTAL LIABILITIES AND EQUITY		**115.968.048**	**115.266.435**	**116.489.853**	**115.663.533**

TELEFÔNICA BRASIL S.A.

Statements of Changes in Equity

Three-month periods ended March 31, 2022 and 2021

		Capital reserves			Revenue reserves							
	Capital	Share premium account	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity
Balance on December 31, 2020	**63.571.416**	**63.074**	**1.229.730**	**(110.541)**	**3.073.334**	**76.345**	**-**	**1.587.518**	**65.888**	**69.556.764**	**-**	**69.556.764**
Adjustment - Tax incentives	-	-	-	-	-	4.708	(4.708)	-	-	-	-	-
Repurchase of common shares for maintenance in treasury	-	-	-	(75.698)	-	-	-	-	-	(75.698)	-	(75.698)
Other comprehensive income	-	-	-	-	-	-	-	-	15.402	15.402	-	15.402
Equity transactions	-	-	(14)	-	-	-	-	-	-	(14)	-	(14)
Net income for the period	-	-	-	-	-	-	942.135	-	-	942.135	-	942.135
Interim interest on equity	-	-	-	-	-	-	(420.000)	-	-	(420.000)	-	(420.000)
Balance on March 31, 2021	**63.571.416**	**63.074**	**1.229.716**	**(186.239)**	**3.073.334**	**81.053**	**517.427**	**1.587.518**	**81.290**	**70.018.589**	**-**	**70.018.589**
Payment of additional dividend for 2020	-	-	-	-	-	-	-	(1.587.518)	-	(1.587.518)	-	(1.587.518)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	116.236	-	-	116.236	-	116.236
Adjustment - Tax incentives	-	-	-	-	-	38.301	(38.301)	-	-	-	-	-
Repurchase of common shares for maintenance in treasury	-	-	-	(420.297)	-	-	-	-	-	(420.297)	-	(420.297)
Other comprehensive income	-	-	-	-	-	-	262.901	-	(13.133)	249.768	(3)	249.765
Effects of equity in FiBrasil	-	-	2.182	-	-	-	-	-	-	2.182	-	2.182
Effects of the sale of the investment in CloudCo Brasil	-	-	31.367	-	-	-	-	-	-	31.367	47.674	79.041
Effects of the sale of the investment in IoTCo Brasil	-	-	34.644	-	-	-	-	-	-	34.644	41.336	75.980
Equity transactions	-	-	(4)	-	-	-	-	-	-	(4)	-	(4)
Net income for the period	-	-	-	-	-	-	5.297.229	-	-	5.297.229	(10.007)	5.287.222
Allocation of income:												
Legal reserve	-	-	-	-	311.968	-	(311.968)	-	-	-	-	-
Interim interest on equity	-	-	-	-	-	-	(2.315.000)	-	-	(2.315.000)	-	(2.315.000)
Interim dividends	-	-	-	-	-	-	(1.500.000)	-	-	(1.500.000)	-	(1.500.000)
Additional proposed dividends	-	-	-	-	-	-	(2.028.524)	2.028.524	-	-	-	-
Balance on December 31, 2021	**63.571.416**	**63.074**	**1.297.905**	**(606.536)**	**3.385.302**	**119.354**	**-**	**2.028.524**	**68.157**	**69.927.196**	**79.000**	**70.006.196**
Adjustment - Tax incentives	-	-	-	-	-	16.339	(16.339)	-	-	-	-	-
Cancellation of common shares	-	-	(606.536)	606.536	-	-	-	-	-	-	-	-
Repurchase of common shares for maintenance in treasury	-	-	-	(115.476)	-	-	-	-	-	(115.476)	-	(115.476)
Other comprehensive income	-	-	-	-	-	-	-	-	(37.248)	(37.248)	-	(37.248)
Effects of equity in FiBrasil	-	-	2.182	-	-	-	-	-	-	2.182	-	2.182
Net income for the period	-	-	-	-	-	-	756.214	-	-	756.214	(6.286)	749.928
Interim interest on equity	-	-	-	-	-	-	(430.000)	-	-	(430.000)	-	(430.000)
Balance on March 31, 2022	**63.571.416**	**63.074**	**693.551**	**(115.476)**	**3.385.302**	**135.693**	**309.875**	**2.028.524**	**30.909**	**70.102.868**	**72.714**	**70.175.582**

TELEFÔNICA BRASIL S.A.
Statements of Cash Flows
Three-month periods ended March 31, 2022 and 2021
(In thousands in reais) (A free translation of the original in Portuguese)

	Company		Consolidated	
	03.31.22	03.31.21	03.31.22	03.31.21
Cash flows from operating activities				
Income before taxes	**900.358**	**1.227.054**	**909.439**	**1.237.097**
Adjustment for:				
Depreciation and amortization	3.071.318	2.903.284	3.074.112	2.905.287
Foreign exchange effects on derivative financial instruments	40.451	(6.078)	40.451	(6.078)
Monetary variations of assets and liabilities	191.136	83.541	190.244	84.551
Equity pickup	(13.814)	922	3.785	(1.976)
Gains on write-off/sale of assets	(173.142)	(72.007)	(173.142)	(71.510)
Provision for impairment - accounts receivable	350.567	352.589	355.212	363.902
Change in liability provisions	337.622	86.143	348.259	91.602
Write-off and reversals for impairment - inventories	10.901	6.067	11.975	6.173
Pension plans and other post-retirement benefits	10.250	15.272	10.609	15.772
Provisions for tax, civil, labor and regulatory contingencies	152.536	(25.858)	149.523	(24.329)
Interest expenses on loans, financing, debentures, leases and 5G licenses	484.503	188.367	484.650	188.392
Others	(217)	(6.844)	(217)	(7.670)
Changes in assets and liabilities				
Trade accounts receivable	(373.303)	(312.711)	(431.606)	(334.670)
Inventories	(170.280)	(384.605)	(168.823)	(385.293)
Taxes recoverable	(415.338)	(224.860)	(416.405)	(226.092)
Prepaid expenses	(523.605)	(383.248)	(527.069)	(383.744)
Other assets	17.061	(14.490)	11.507	(15.392)
Personnel, social charges and benefits	(148.290)	(79.533)	(144.184)	(79.319)
Trade accounts payable	447.433	1.232.222	448.854	1.278.646
Taxes, charges and contributions	1.008.078	265.287	1.011.194	272.529
Provisions for tax, civil, labor and regulatory contingencies	(247.780)	(189.974)	(249.630)	(191.690)
Other liabilities	65.420	113.001	123.870	111.480
	4.121.507	**3.546.487**	**4.153.169**	**3.590.571**
Cash generated from operations	**5.021.865**	**4.773.541**	**5.062.608**	**4.827.668**
Interest paid on loans, financing, debentures, leases and 5G licenses	(367.175)	(181.902)	(367.320)	(181.911)
Income and social contribution taxes paid	(220.927)	(55.298)	(235.678)	(67.942)
Net cash generated by operating activities	**4.433.763**	**4.536.341**	**4.459.610**	**4.577.815**
Cash flows from investing activities				
Additions to PP&E and intangible assets and others	(1.814.178)	(1.967.794)	(1.815.310)	(1.968.779)
Proceeds from sale of PP&E	203.073	103.686	201.255	103.686
Capital subscribed in subsidiary	(12.000)	(2.007)	-	-
Redemption of judicial deposits	41.291	32.075	41.295	31.271
Net cash used in investing activities	**(1.581.814)**	**(1.834.040)**	**(1.572.760)**	**(1.833.822)**
Cash flows from financing activities				
Payment of loans, financing, debentures, leases and 5G licenses	(2.781.725)	(1.540.113)	(2.782.440)	(1.540.412)
Derivative financial instrument receipts	3.262	10.915	3.262	10.915
Derivative financial instrument payments	(40.945)	(2.801)	(40.945)	(2.801)
Repurchase of shares to be held in treasury	(115.476)	(75.698)	(115.476)	(75.698)
Dividend and interest on equity distributions paid	(213)	(145)	(213)	(145)
Capital sbscriptions made by noncontrolling shareholders in subsidiaries	-	-	31.000	-
Net cash used in financing activities	**(2.935.097)**	**(1.607.842)**	**(2.904.812)**	**(1.608.141)**
Increase in cash and cash equivalents	**(83.148)**	**1.094.459**	**(17.962)**	**1.135.852**
Cash and cash equivalents at the beginning of the period	**6.187.360**	**5.517.354**	**6.448.483**	**5.762.081**
Cash and cash equivalents at the end of the period	**6.104.212**	**6.611.813**	**6.430.521**	**6.897.933**

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Quarter ended March 31, 2022

(In thousands of Reais, unless otherwise stated)

1)	OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation with the main purpose of operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value-added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain which operates in several countries across Europe and Latin America.

On March 31, 2022, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 74.20% (73.58% on December 31, 2021).

The Company is registered with the Brazilian Securities Commission (“CVM”) and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission (“SEC”) and its American Depositary Shares (“ADSs”), backed by its common shares, are traded on the New York Stock Exchange (“New York Stock Exchange ”-“ NYSE ”).

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV) and Private Limited Service (“SLP”), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT).

In accordance with the STFC service concession agreement, every two years, over the life of the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before Law nº 13.879 / 2019, authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though applicability to the current terms was only clarified by Decree nº 10.402 / 2020, which detailed the requirements related to the new successive extension regime and that the current authorizations are also covered by the new regime.

The Decree defined ANATEL’s parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Currently, each two years, following the first extension, the Company must pay a charge equivalent to 2% of the revenue earned through the SMP provision in the year prior, net of taxes and social contributions (Note 22), and for certain terms, in the 15th year, the Company will pay only the equivalent of 1% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans. In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of license extensions. The formula includes the authorization time, regional revenue and the spectrum used by the provider. Part of the payment can be converted into investment commitments.

Extension of authorizations for the 850 MHz bands

When deciding on the extension of authorizations for the 850 MHz bands, ANATEL through Judgment No. 510 of September 30, 2020, determined that (i) the Superintendence of Granting and Resources for Provision ("SOR") dealt with the requests for extension of authorizations for the use of radio frequencies in force in sub-bands A and B, proposing their primary granting until November 29, 2028, if legal and regulatory requirements are met; and that (ii) the extension value should be discounted to net present value, to reflect the economic value (market value) of the bands.

Having complied with the SOR procedures, the ANATEL Board through Judgment No. 618, of November 26, 2020, extended the term of the authorization for the right to use radio frequencies, for bands 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 to 846.5 MHz, associated with Authorization Term No. 001/2006 / PVCP / SPV- ANATEL through to November 29, 2028. No exclusivity was granted, being on a primary basis and restricted to the provision area related to the State of Rio de Janeiro, pursuant to Act No. 7,281, of November 26, 2020. The extension for a period lesser than the maximum limit provided for by Law (20 years), in the opinion of ANATEL, was to promote a reorganization and resizing of the channeling. Alternative calculation methods (biannual charges and Resolution No. 695/2018, as approved in the Public Price Regulation for the Right to Use Radio Frequencies (“PPDUR”)) is justified on the grounds that the current regulatory instruments are not expected to involve a second extension. ANATEL further determined that 10% should be effectively paid and the remaining 90% settled in the form of investments. Similarly, ANATEL extended the period of validity of authorizations for the right to use radio frequencies relating to the 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 MHz bands at 846.5 MHz in the area of provision equivalent to the Federal District, associated with the Authorization Term No. 003/2006/PVCP/SPV-ANATEL. Hence, it granted extension of authorizations in the State of Rio de Janeiro, for term and payment conditions.

The Company and other providers appealed certain conditions for the renewal of the license, including the evaluation criteria and certain obligations. ANATEL dismissed the appeals and sent the process to the Federal Audit Court for ratification of the calculations referring to the amount due for the extension. The process is currently under analysis by that Court of Auditors. The Terms of Authorization for the use of radio frequency bands are granted based on the results obtained in the respective auctions of radio frequency bands, carried out by ANATEL.

5G License Auctions

On December 3, 2021, ANATEL signed the Terms of Authorization for the Use of Blocks of Radiofrequencies Associated with SMP No. 86, 87 and 88/2021 (“Terms”), in the radio frequency sub-bands of 2,300 MHz to 2,390 MHz, 3,300 MHz to 3,700 MHz and 24.3 GHz to 27.5 GHz, resulting from auctions for the implementation of fifth generation technology ("5G"), carried out by ANATEL on November 4 and 5, 2021 , of which the Company was the winner.

These authorizations are valid for 20 years, starting on December 8, 2021, date of publication of the present extracts of the Terms in the Diário Oficial da União (“DOU”), against payment, associated with the authorizations for the provision of SMP, issued by Terms no. 78/2012/PVCP/SPV -ANATEL, n.º 05/2010/PVCP/SPV-ANATEL and n.º 06/2010/PVCP/SPV-ANATEL, renewable, successively, on an onerous basis, pursuant to Law 9472/1997.

The information on the authorizations for the use of radiofrequency bands for SMP granted to the Company is the same as in Note 1b) Operations, as disclosed in the financial statements for the year ended December 31, 2021.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

2)	BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL ANDA CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB") consistent with CVM deliberations, applicable to the preparation of the quarterly financial statements.

All information of significance to the individual and consolidated quarterly financial information is disclosed and is consistent with that used by the Company’s management in the performance of its duties.

b) Basis of preparation and presentation

The individual and consolidated quarterly financial information were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require this presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall individual and consolidated quarterly financial information.

These individual and consolidated quarterly financial information compare the quarters ended March 31, 2022 and 2021, except for the balance sheets, that compare the positions as at March 31, 2022 and December 31, 2021.

The Board of Directors authorized the issue of these individual and consolidated quarterly financial statements at the meeting held on May 6, 2022.

c) Functional and reporting currency

The individual and consolidated quarterly information for the quarters ended March 31, 2022 and December 31, 2021 are presented in thousands of reais (unless otherwise stated).

The Company’s functional and reporting currency is the Brazilian Real / Reais (R$). Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

d) Basis of consolidation

The Company holds direct and indirect equity interests in subsidiaries and jointly controlled.

Interest held in subsidiaries or joint ventures is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and equity interest in subsidiaries are eliminated entirely. Investments in joint ventures are measured under the equity method in the consolidated financial statements.

On March 31, 2022, and December 31, 2021, the Company had direct equity interests in subsidiaries and jointly controlled, as follows:

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f) Significant accounting practices

Information presented in the explanatory notes in the December 31, 2021 annual financial statements when substantially unchanged has not been repeated in these individual and consolidated quarterly information.

The accounting policies adopted in the preparation of the Company's quarterly information for the quarter ended March 31, 2022, are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2021 and must be analyzed in conjunction with these statements financial.

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued before the mandatory effective dates.

g) Significant accounting judgments estimates and assumptions

The preparation of the individual and consolidated quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the application of its accounting policies. These estimates are based on experience, best knowledge, information available at the end of the fiscal year and other factors, including expectations of future events that are believed to be reasonable in the circumstances. The settlement of transactions involving these estimates may result in amounts different from those recorded in the quarterly information due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

The significant estimates and judgments applied by the Company and its subsidiaries in the preparation of these quarterly financial statements are detailed in the following Notes: trade accounts receivable (Note 5); income and social contribution taxes (Note 8); property, plant and equipment (Note 13); intangible assets (Note 14); provision and contingencies (Note 20); net operating income (Note 25); pension plans and other post-employment benefits (Note 31); and financial instruments and risk and capital management (Note 32), disclosed in the financial statements for the year ended December 31, 2021.

3) CASH AND CASH EQUIVALENTS

(1)	On March 31, 2022 and December 31, 2021, the individual and consolidated balances included R$51,263 and R$66,682, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 28).

(2)	Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments is recorded as financial income. On March 31, 2022, the average remuneration of these short-term investments corresponded to 99.21% of the CDI (100.17% on December 31, 2021).

4) FINANCIAL INVESTMENTS

(1) Refers to financial investments in senior shares of FOR-TE Fundo de Investimento em Direitos Creditórios.

(2) Refer to financial investments in guarantees for lawsuits (Note 19).

5) TRADE ACCOUNTS RECEIVABLE

(1)	Includes the amounts of contractual assets. On March 31, 2022, and December 31, 2021, the net consolidated balances of the contractual assets were R$144,547 and R$147,110, respectively.

(2)	Refer to financial investments in guarantees for lawsuits.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Consolidated balances of non-current trade accounts receivable include:

(1)	The maturity schedule of the nominal amounts and the present value of the Vivo TECH product is up to five years.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

(1)	Includes the amounts of contractual assets.

On March 31, 2022, and December 31, 2021, no customer represented more than 10% of trade accounts receivable, net.

The following table shows the changes in estimated losses for impairment of accounts receivable.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

6)	INVENTORIES

(1)	This includes, among others, mobile phones, simcards (chip) and IT equipment in stock, among others.

(2)	Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

7)	PREPAID EXPENSES

(1)	Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be amortized to the result until the end of the year 2022.

8)	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

b) Income and Social Contribution taxes payable

The non-current amounts of R$98,547 and R$97,668, recorded on March 31, 2022, and December 31, 2021, respectively, refer to the taxes classified in IFRIC 23 - Uncertainties about Income Tax Treatments (Note 8.e).

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

(1)	Under Brazilian tax legislation these may be offset by up to 30% of the annual taxable income but otherwise have no expiry date. In 2021, the Company recognized R$1,405,565 in deferred income tax and social contribution assets, arising from the decision of the Federal Supreme Court (“STF”) in an Extraordinary Appeal determining that interest received on receivables for overpaid taxes should not be subject to Income Tax and Social Contribution (Note 8), item f), as disclosed in the December 31, 2021 financial statements.

(2)	Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)	Refers to deferred taxes arising from the acquisition and disposal of CyberCo Brasil in 2020 and from the disposal of CloudCo Brasil and IoTCo Brasil in 2021.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

On March 31, 2022, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries' (Recicla V, TGLog and TIS) accounting records, in the amount of R$70,769 (R$71,126 on December 31, 2021), as it is not probable that future taxable profits will be sufficient for offset for the tax loss carryforward assets.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes are recorded in liabilities or assets, as applicable.

The reconciliation to the effective tax expense using the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the three-month period ended March 31, 2022, and 2021.

e) Uncertainties about Income Tax Treatments

The Company and its subsidiaries are defending several assessments filed by the Federal Revenue of Brazil (“RFB”) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$18,449,245 on March 31, 2022 (R$18,176,115 on December 31, 2021). Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Of this amount, to tax treatments in which the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$98,547 on March 13, 2022 (R$97,668 on December 13, 2021). These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.

9) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

(1)	Includes ICMS credits from the acquisition of property and equipment, available to offset over 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$577,188 and R$578,290 on March 31, 2022 and December 31, 2021, respectively.

(2)	The Company has two lawsuits for recognition of the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS (including lawsuit of a company since merged - Telemig), which cover several periods between February 2002 and December 2019. On May 13, 2021, the Federal Supreme Court (“STF”) issued a decision on the Leading Case RE 574706. One of the lawsuits became final on June 25, 2021, and the other is still pending a final decision although it is expected to follow the decision rendered by the STF on the Leading Case RE 574706. As a result of the decision, the Company recognized in 2021 the amount of R$2,269,391. On March 31, 2022, the balance in current assets was R$1,144,806 (R$1,579,117 on December 31, 2021).

(3)	Withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10)	JUDICIAL DEPOSITS AND GARNISHMENTS

When granted suspension of tax liability, judicial deposits, are required to be made by law to secure the continuance of the claims under discussion.

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

The escrow deposits (classified by tax balances) as of March 31, 2022, and December 31, 2021 are as below. The information regarding judicial deposits is the same as in Note 10) Judicial Deposits and Garnishments, disclosed in the financial statements for the year ended December 31, 2021.

11)	OTHER ASSETS

(1) On March 31, 2022 and December 31, 2021, includes the amounts of R$536,792 and R$559,499, respectively, referring to the sale of FiBrasil, Cloud Co and IoT Co, which took place in 2021.

(2) On March 31, 2022, and December 31, 2021, includes R$67,334 and R$90,538, respectively, referring to the distribution of the PBS-A surplus.

12) INVESTMENTS

a)	Information on investees

The information related to subsidiaries and jointly controlled entities is the same as in Note 12) Investments, as disclosed in the financial statements for the fiscal year ended December 31, 2021.

Selected financial data of the direct and jointly controlled subsidiaries in which the Company has an equity interest (Note 2 d) is presented below.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Balance sheets:

Statements of income:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

b)	Changes in investments

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

13)	PROPERTY, PLANT AND EQUIPMENT

a) Balances and changes

Company							
	Switching and transmission equipment	Terminal equipment	Lending equipment	Infrastructure	Land	Other P&E	Assets and facilities under construction	Total
Balances and changes:								
Balance on 12.31.20	**22,423,337**	**916,840**	**4,077,835**	**13,535,283**	**273,029**	**732,293**	**2,377,178**	**44,335,795**
Additions	23,489	-	31,758	1,023,466	-	11,175	1,420,226	2,510,114
Write-offs, net (1)	(6,540)	(248)	(2)	(49,733)	(343)	(3,805)	(5,531)	(66,202)
Net transfers	1,001,584	163,549	706,106	260,370	-	3,422	(2,171,877)	(36,846)
Goods intended for sale (2)	(113,496)	(54,515)	(39,052)	(21,516)	-	(387)	(8,344)	(237,310)
Depreciation (Note 25)	(743,055)	(98,946)	(552,176)	(752,628)	-	(64,758)	-	(2,211,563)
Balance on 03.31.21	**22,585,319**	**926,680**	**4,224,469**	**13,995,242**	**272,686**	**677,940**	**1,611,652**	**44,293,988**
Additions	403,788	-	76,203	1,769,194	-	143,770	4,881,547	7,274,502
Write-offs, net (1)	20,660	152	87,081	(210,920)	(4,840)	4,295	(38,672)	(142,244)
Net transfers	2,360,083	408,437	1,553,276	349,221	(900)	22,712	(4,786,476)	(93,647)
Subletting	-	-	-	(64,177)	-	-	-	(64,177)
Goods intended for sale (2)	(36,755)	40,308	5,404	390	-	12	-	9,359
Depreciation	(2,674,206)	(344,264)	(1,616,326)	(2,045,629)	-	(209,684)	-	(6,890,109)
Balance on 12.31.21	**22,658,889**	**1,031,313**	**4,330,107**	**13,793,321**	**266,946**	**639,045**	**1,668,051**	**44,387,672**
Additions	125,621	7,318	20,837	1,200,261	-	28,903	1,325,716	2,708,656
Write-offs, net (1)	(547)	(4)	55	(24,240)	(4,950)	1,164	(1,201)	(29,723)
Net transfers	529,001	23,029	665,667	63,487	-	565	(1,307,073)	(25,324)
Depreciation (Note 25)	(876,985)	(116,073)	(467,022)	(747,611)	-	(53,143)	-	(2,260,834)
Balance on 03.31.22	**22,435,979**	**945,583**	**4,549,644**	**14,285,218**	**261,996**	**616,534**	**1,685,493**	**44,780,447**
Balance on 12.31.21								
Cost	81,419,869	6,435,391	25,107,646	34,136,982	266,946	5,369,352	1,668,051	154,404,237
Accumulated depreciation	(58,760,980)	(5,404,078)	(20,777,539)	(20,343,661)	-	(4,730,307)	-	(110,016,565)
Total	**22,658,889**	**1,031,313**	**4,330,107**	**13,793,321**	**266,946**	**639,045**	**1,668,051**	**44,387,672**
Balance on 03.31.22								
Cost	81,921,669	6,457,013	25,758,059	35,465,122	261,996	5,392,954	1,685,493	156,942,306
Accumulated depreciation	(59,485,690)	(5,511,430)	(21,208,415)	(21,179,904)	-	(4,776,420)	-	(112,161,859)
Total	**22,435,979**	**945,583**	**4,549,644**	**14,285,218**	**261,996**	**616,534**	**1,685,493**	**44,780,447**

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Consolidated							
	Switching and transmission equipment	Terminal equipment	Lending equipment	Infrastructure	Land	Other P&E	Assets and facilities under construction	Total
Balances and changes:								
Balance on 12.31.20	**22,423,337**	**917,027**	**4,077,835**	**13,538,839**	**273,029**	**744,385**	**2,378,141**	**44,352,593**
Additions	23,489	-	31,758	1,023,408	-	11,284	1,420,023	2,509,962
Write-offs, net (1)	(6,542)	(248)	(2)	(50,230)	(343)	(3,802)	(5,531)	(66,698)
Net transfers	1,001,584	163,549	706,106	260,368	-	3,670	(2,172,135)	(36,858)
Goods intended for sale (2)	(113,496)	(54,515)	(39,052)	(21,516)	-	(387)	(8,344)	(237,310)
Depreciation (Note 25)	(743,055)	(98,955)	(552,176)	(753,231)	-	(65,716)	-	(2,213,133)
Balance on 03.31.21	**22,585,317**	**926,858**	**4,224,469**	**13,997,638**	**272,686**	**689,434**	**1,612,154**	**44,308,556**
Additions	405,194	45	76,203	1,778,895	-	147,635	4,880,222	7,288,194
Write-offs, net (1)	21,547	145	87,081	(212,081)	(4,840)	2,442	(36,332)	(142,038)
Net transfers	2,360,083	408,437	1,553,276	349,313	(900)	24,780	(4,788,806)	(93,817)
Subletting	-	-	-	(64,177)	-	-	-	(64,177)
Goods intended for sale (2)	(36,755)	40,308	5,404	390	-	12	-	9,359
Depreciation	(2,674,206)	(344,283)	(1,616,326)	(2,048,072)	-	(214,699)	-	(6,897,586)
Balance on 12.31.21	**22,661,180**	**1,031,510**	**4,330,107**	**13,801,906**	**266,946**	**649,604**	**1,667,238**	**44,408,491**
Additions	125,621	7,447	20,837	1,202,680	-	30,365	1,324,913	2,711,863
Write-offs, net (1)	(547)	(4)	55	(24,240)	(4,950)	1,164	(1,201)	(29,723)
Net transfers	529,004	23,029	665,667	63,487	-	648	(1,307,158)	(25,323)
Depreciation (Note 25)	(877,022)	(116,085)	(467,022)	(748,819)	-	(54,155)	-	(2,263,103)
Balance on 03.31.22	**22,438,236**	**945,897**	**4,549,644**	**14,295,014**	**261,996**	**627,626**	**1,683,792**	**44,802,205**
Balance on 12.31.21								
Cost	81,422,233	6,435,959	25,107,646	34,169,915	266,946	5,536,296	1,667,238	154,606,233
Accumulated depreciation	(58,761,053)	(5,404,449)	(20,777,539)	(20,368,009)	-	(4,886,692)	-	(110,197,742)
Total	**22,661,180**	**1,031,510**	**4,330,107**	**13,801,906**	**266,946**	**649,604**	**1,667,238**	**44,408,491**
Balance on 03.31.22								
Cost	81,924,034	6,457,710	25,758,059	35,500,475	261,996	5,561,443	1,683,792	157,147,509
Accumulated depreciation	(59,485,798)	(5,511,813)	(21,208,415)	(21,205,461)	-	(4,933,817)	-	(112,345,304)
Total	**22,438,236**	**945,897**	**4,549,644**	**14,295,014**	**261,996**	**627,626**	**1,683,792**	**44,802,205**

(1)	In infrastructure, includes the amounts of R$18,668 and R$245,237 in 2022 and 2021, respectively, referring to the cancellation of lease agreements

(2)	Refers to the balance of assets that were used for the Company's corporate structure in FiBrasil in 2021.

b) Depreciation rates

Changes in lease balances, included in property and equipment (Note 13.a), were as follows:

c)	Additional information on leases

Below, we present the movement of leases, already included in the tables for the movement of fixed assets (Note 13.a).

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Consolidated			
	Switching and transmission equipment	Infrastructure	Other	Total
Annual depreciation rate (%)	**5.00 to 42.9**	**3.05 to 66,67**	**20.00 to 38,00**	
Balances and changes:				
Balance on 12.31.20	**358,091**	**10,322,337**	**10,381**	**10,690,809**
Additions	17,416	1,001,100	-	1,018,516
Depreciation (Note 25)	(14,097)	(618,103)	(1,531)	(633,731)
Cancellation of contracts	-	(51,247)	-	(51,247)
Balance on 03.31.21	**361,410**	**10,654,087**	**8,850**	**11,024,347**
Additions	392,753	1,701,535	590	2,094,878
Subletting (Note 13.a)	-	(64,177)	-	(64,177)
Depreciation	(468,358)	(1,635,897)	875	(2,103,380)
Cancellation of contracts	(4,893)	(193,990)	-	(198,883)
Balance on 12.31.21	**280,912**	**10,461,558**	**10,315**	**10,752,785**
Additions	125,609	1,191,596	23,436	1,340,641
Depreciation (Note 25)	(127,104)	(611,965)	(203)	(739,272)
Cancellation of contracts	-	(18,668)	-	(18,668)
Balance on 03.31.22	**279,417**	**11,022,521**	**33,548**	**11,335,486**
Balance on 12.31.21				
Cost	336,080	17,331,955	128,099	17,796,134
Accumulated depreciation	(55,168)	(6,870,397)	(117,784)	(7,043,349)
Total	**280,912**	**10,461,558**	**10,315**	**10,752,785**
Balance on 03.31.22				
Cost	349,326	18,598,649	151,535	19,099,510
Accumulated depreciation	(69,909)	(7,576,128)	(117,987)	(7,764,024)
Total	**279,417**	**11,022,521**	**33,548**	**11,335,486**

d) Property and equipment items pledged in guarantee

On March 31, 2022, the Company had property and equipment pledged in guarantee for lawsuits, of R$79,689 (R$78,631 on December 31, 2021).

e) Concession Balance

The Fixed Commuted Telephone Service concession model, adopted in 1998 with the signing of contracts celebrated thanks to the privatization of the telecommunications sector, generated a true revolution in the provision of telecommunications services in Brazil. Over more than 20 years, concessionaires have promoted the expansion and universalization of fixed telephony service, which, before privatization, was expensive, elitist and left consumers in a long queue, lasting months or years. During this period, the concession contracts were shaken as a result of several events that occurred during their term, which have repercussions to this day in the financial equation originally contracted.

Faced with this scenario and with the end of the term of the concession contracts approaching, it is natural to want a consensus with the regulatory body on the events related to the alteration of the economic-financial balance of the contracts.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

As a consensus was not achieved, the Company filed an arbitration agreement entered on July 1, 2021, with ANATEL. On July 10, 2021, it was submitted to the International Chamber of Commerce to initiate arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996 and the General Telecommunications Law.

On March 21, 2022, the Company presented its opening arguments in the arbitration proceeding requiring, among other issues, the recognition of events that occurred during the concession agreement that need to be rebalanced in our favor and the restoration of the sustainability of the agreement, as well as compensation for the period in which the contract remained untenable.

Arbitration is considered an agile and technically adequate method for resolving complex conflicts. The expectation is that in this way the controversies related to the concession issue will be resolved in a technical way, enabling the safe termination of the current fixed telephone service concessions. At this time, it is not practicable to predict the outcome of this arbitration process.

f) Adaptation of the Model

On October 4, 2019, Law 13.879/2019 (enacted from PLC 79/2016) was published, which introduced changes in the telecommunication’s regulatory framework, by allowing fixed telephony concessionaires to migrate from a concession regime to a regime of authorization subject to lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as any restrictions on the goods associated with its provision.

The Law determined that ANATEL will be responsible for estimating, through specific regulation, the economic value associated with the adaptation of the concession instrument for authorization, which value will be converted into investment projects not yet defined by ANATEL; depending on the conditions of such projects, the Concessionaire will choose to agree or not to adapt the regime.

g) Reversible assets

The concession contract for the Company's Switched Fixed Telephone Service provides that the assets essential to the provision of such service in the concession area, such as switching, transmission and public use terminals, external network equipment, equipment for energy and systems equipment and operation support must be considered as reversible assets.

On April 12, 2021, Resolution 744 was published in the DOU, approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which deals with the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime (“RCON”).

The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime a upon the termination of the Company STs STFC concession contract; the assets that are used for the provision of multiple services, among which the STFC under the public system, will be subject to a contract for assignment of right of use, under fair and reasonable economic conditions, between the Company and the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

Those assets, that in addition to being essential, are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, will be reverted to the Public Authority, according to the terms of the RCON, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the reversal regime provided for in the regulation, constitute a residual and decreasing asset of the Company.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

In this way, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be subject to the reversion of its ownership to the Federal Government. defined through specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of Reversible Assets ("RBR") to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

14) INTANGIBLE ASSETS

a) Balances, changes and amortization rates

Company							
	Indefinite useful life	Finite useful life						
	Goodwill	*Software*	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total
Balances and changes:								
Balance on 12.31.20	**23,026,429**	**3,989,361**	**633,566**	**821,000**	**11,361,710**	**42,552**	**701,156**	**40,575,774**
Additions	-	217,615	-	-	-	-	234,142	451,757
Write-offs, net	-	(5,009)	-	-	-	-	-	(5,009)
Net transfers	-	658,131	-	-	-	-	(621,285)	36,846
(1)	-	(2,197)	-	-	-	-	-	(2,197)
Amortization (Note 25)	-	(370,320)	(66,600)	(21,052)	(232,974)	(775)	-	(691,721)
Balance on 03.31.21	**23,026,429**	**4,487,581**	**566,966**	**799,948**	**11,128,736**	**41,777**	**314,013**	**40,365,450**
Additions (2)	-	506,029	-	-	4,496,263	-	1,040,571	6,042,863
Write-offs, net (3)	(158,161)	(12,026)	-	-	-	-	-	(170,187)
Net transfers	-	1,036,175	-	-	-	-	(942,528)	93,647
(1)	-	187	-	-	-	-	-	187
Amortization	-	(1,252,217)	(197,728)	(63,154)	(718,468)	(2,327)	-	(2,233,894)
Balance on 12.31.21	**22,868,268**	**4,765,729**	**369,238**	**736,794**	**14,906,531**	**39,450**	**412,056**	**44,098,066**
Additions	-	94,798	-	-	9,832	-	413,442	518,072
Net transfers	-	452,401	-	-	-	-	(427,077)	25,324
Amortization (Note 25)	-	(434,757)	(64,528)	(21,051)	(289,373)	(775)	-	(810,484)
Balance on 03.31.22	**22,868,268**	**4,878,171**	**304,710**	**715,743**	**14,626,990**	**38,675**	**398,421**	**43,830,978**
Balance on 12.31.21								
Cost	22,868,268	22,335,454	4,440,717	1,658,897	24,924,783	269,557	412,056	76,909,732
Accumulated amortization	-	(17,569,725)	(4,071,479)	(922,103)	(10,018,252)	(230,107)	-	(32,811,666)
Total	**22,868,268**	**4,765,729**	**369,238**	**736,794**	**14,906,531**	**39,450**	**412,056**	**44,098,066**
Balance on 03.31.22								
Cost	22,868,268	22,882,482	4,440,717	1,658,897	24,934,615	269,557	398,421	77,452,957
Accumulated amortization	-	(18,004,311)	(4,136,007)	(943,154)	(10,307,625)	(230,882)	-	(33,621,979)
Total	**22,868,268**	**4,878,171**	**304,710**	**715,743**	**14,626,990**	**38,675**	**398,421**	**43,830,978**

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

(1)	Refers to the balance of assets that were used for the Company's corporate structure in FiBrasil in 2021.

(2)	Licenses issued in 2021 refer to 5G licenses and extensions of authorizations for the right to use radio frequencies for SMP exploration in the Federal District and in the State of Rio de Janeiro.

(3) Proportional write-offs of goodwill refer to the sale of investments by FiBrasil, CloudCo Brasil and IoTCo Brasil in 2021.

b) Amortization rates

The table below shows the annual amortization rates for the periods ended March 31, 2022, and December 31, 2021.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)
15)	PERSONNEL, SOCIAL CHARGES AND BENEFITS

16)	TRADE ACCOUNTS PAYABLE

17) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

(1) Refers to the remaining balances for 2022, 2021 and 20201 which, according to decisions of the Federal Regional Court of the First Region, rendered on March 18, 2020, and March 10, 2021, the payments are temporarily suspended. In December 2021, the total amount was transferred to non-current due to adjustment to the realization term.

18)	DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)	Dividends and interest on equity receivable

On March 31, 2022, and December 31, 2021, the Company had R$51,125 and R$12,396, respectively, receivable from Terra Networks.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

For the cash flow statement, interest on equity and dividends received from the subsidiary are classified as “Investing Activities”.

b)	Dividends and interest on equity payable

b.1) Balances:

b.2) Changes:

For the cash flow statement presentation purposes, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

19) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed in different courts. The management of the Company and its subsidiaries under the advice of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Changes in provision for cases with a probable risk of loss, in addition to contingent liabilities and provision for dismantling are as follows:

(1)	Contingent liabilities (PPA) in 2021: mainly due to the reversal of PIS and COFINS on unrecorded subscription / SVAs.

a) Labor provision and contingencies

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

The labor provisions and contingencies involve several labor claims of former employees and former outsourced employees (these claiming subsidiary or joint liability), which claim, among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous.

b) Tax provision and contingencies

b.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses present probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; (vi) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; and (vii) INSS on constitutional third of vacations.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; and (viii) unmeasured services.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible risk of loss - tax contingencies

Management, under advice of legal counsel, believes that the risk of loss from the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals to employees, withholding of 11% (assignment of workforce); and (c) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) - on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo State paid to São Paulo State; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) advertising services; and (xxi) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On March 31, 2022, the consolidated amount involved totaled R$4,744,157 (R$4,694,276 on December 31, 2021).

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On March 31, 2022, the consolidated amount involved totaled R$836,610 (R$790,057 on December 31, 2021).

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On March 31, 2022, the consolidated amount involved totaled R$2,039,273 (R$2,017,422 on December 31, 2021).

c) Civil provision civil contingencies

c.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On March 31, 2022, the provision was R$139,050 (R$130,163 on December 31, 2021).

•	The Company and/or its subsidiaries are party to various civil proceedings related to consumerist at the administrative and judicial level, relating to the non-provision of services and/or products sold. On March 31, 2022, the provision was R$366,003 (R$367,334 on December 31, 2021).

•	The Company and/or its subsidiaries are party to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On March 31, 2022, the provision was R$476,098 (R$438,474 on December 31, 2021).

c.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that the risk of losses are possible from the following civil proceedings:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

•	Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. In parallel, the parties formulated an agreement, filed though pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector (“FENAPAS”), in which ASTEL is an assessor against Sistel, the Company and other operators, to annul the spin-off of the PBS pension plan. The action is claiming, in summary, the “dismantling of the supplementary pension system of Fundação Sistel”, which originated several specific PBS mirror plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin-off. After upholding the lawsuit in the first degree and confirming the sentence at the appellate level, the Company filed an appeal for clarification. Concurrently, the National Superintendence of Complementary Social Security (“PREVIC”) intervened in the process, which caused the case to be sent to the Federal Court. The process is awaiting receipt at the Federal Court. The Federal Court then summoned PREVIC to manifest itself in the records and, successively, to the parties and the FENAPAS. Once the manifestations have been presented, the case is awaited for the conclusion. No value has been determined nor orders settled due to their unenforceability as it involves a return to SITEL’s spun-off collection related to telecommunications operators of the former Telebrás System.

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for a caller ID and the trademark "Bina". The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expert investigation was carried out and the claim was dismissed. Appeals have been filed by the parties, pending judgment. Management is unable to reasonably estimate a liability with respect to this claim at this time.

•	The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted and the processes are awaiting judgment of appeal by the Federal Regional Court (“TRF”) of the 1st Region.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

d) Regulatory provision and contingencies

d.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level. The main themes of these processes are the obligation to pay the onerous fee for the mobile service (the payment, due every two years, relating to the right of use of SMP), Company's obligations related to non-observance of the rights of consumers of telecommunications services, the achievement of ANATEL's quality indicators, and the achievement of targets contained in the spectrum auction notice for service coverage.

A dispute arose as to which revenues should be considered for the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that a probable loss is estimated of R$616 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review, as the Company decided to begin collecting such amounts in favor of ANATEL, as of the 2022 collection.

d.2) Possible risk of losses - regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks of loss in the regulatory contingency portfolio include:

•	Litigation regarding the revenues to be included in the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item d.1, of this Note). In ANATEL's view, the calculation of the encumbrance should be based on 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company's view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL's charges.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

•	In May 2018, the Company filed a lawsuit to annul ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On March 31, 2022, and December 31, 2021, amount including interest and indexation accruals totaled approximately R$507,626 e R$499,415, respectively. The Company believes that the fine imposed is illegal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and; (ii) the calculation of the penalty is disproportionate and without foundation. The process was sent for analysis and decision by the CADE Court; the MPF has yet to issue its opinion.

•	Administrative proceeding pending at CADE, allegedly coordinated action between the companies Claro, Oi Móvel and Company, which comprised the Rede Correios Consortium to compete in the electronic trading session no. 144/2015, carried out by the Brazilian Post and Telegraph Company; as well as alleged price discrimination by Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda. (“BT”), contravening competitive protocols. In its defense, Company (i) states that the formation of consortia to participate in public tenders is legal and can promote competition; and (ii) demonstrates that there is no basis for allegation of discriminatory conduct, since: (a) the Company was not the only alternative to BT's supplier; and (b) prices of the service offered by the consortium cannot be compared to those quoted by BT, as they are of a difference technical nature, pricing and quantity of resources involved. On March 8, 2021, the Technical Note of the General Superintendence issued an opinion on the configuration of infractions of the economic order practiced by the companies. The process was forwarded by the technical area to the CADE Court and is awaiting analysis of the Council's decision.

•	Term of Conduct Adjustment ("TAC") signed with ANATEL on February 28, 2022, effective for 4 years from publication in the DOU, on March 3, 2022. The TAC includes 24 PADOs relating to Quality, Interruptions and Users' Rights, whose estimated and applied fines were exchanged for investments in 14 conduct adjustment commitments and an additional commitment to build a fiber backbone route. With the entry into force of the TAC and the consequent filing of said PADOs that comprise it, in the quarter ended March 31, 2022, there were write-offs of R$42 million and R$324 million in cases with probable and possible chances of loss, respectively.

20) LOANS, FINANCING, DEBENTURES, LEASE AND 5G LICENSES

On March 31, 2022, the contractual terms of the loans, financing, debentures and leases are the same as in Note 21) Loans, Financing, Debentures, Leases and 5G Licenses, disclosed in the financial statements for the fiscal year ended December 31, 2021.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

a) Loans, financing, debentures, lease and 5G licenses information

a.1) Loans and financing – Financial Institutions

Certain financing agreements with the financial institutions have interest rates lower than those prevailing in the market. These operations fall within the scope of IAS 20 and therefore the subsidies granted up to December 31, 2017, were adjusted to present value and deferred in accordance with the useful lives of the financed assets.

The grants on January 1, 2018, adjusted to present value, were recorded in property, plant and equipment and are being depreciated according to the useful lives of the financed underlying assets.

These contracts are guaranteed by the sale of financed assets.

a.2) Financing - Suppliers

Through bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 98.9% to 120.8% of the CDI on March 31, 2022, and December 31, 2021.

a.3) Debentures

The 5th issue was settled on February 8, 2022, maturity date. The total settlement amount was R$1,039,012, of which R$1,000,000 is principal and R$39,012 is interest.

a.4) Leases

The Company has in which it agreements in which it is a lessee: (i) lease of structures (towers and rooftops) arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network, offices, stores and commercial properties. The net carrying amount of the assets has remains unchanged until their sale, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

The balances of the lease payables are as follows:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

(1)	On March 31, 2022, and December 31, 2021, the present value of balances payable, included R$76,556 and R$70,845, respectively, referring to lease agreements with Telefónica Group companies (Note 28).

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

The following is a schedule of the amounts payable on leases on March 31, 2022:

The weighted annual interest rate on lease contracts on March 31, 2022, is 9.125%, with an average maturity of 5.,69 years.

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include projected inflation, at market interest rates, estimated using the Company's intrinsic risk spread.

The discount curves used are constructed based on observable data. Market interest rates are extracted from B3 and the Company's risk spread is estimated from debt securities issued by companies with comparable risk. The final discount curve reflects the Company's incremental loan interest rate.

a.5) 5G licenses

On December 3, 2021, Term authorizations were signed with ANATEL arising from its auctions for the implementation of 5G technology in which the Company presented successful bids. These authorizations are valid for 20 years associated with authorizations for the provision of SMP, renewable successively, for consideration, under the terms of Law No. 9,472/1997 (Note 1.b).

These Terms are guaranteed by insurance contracts.

b) Repayment schedule

Below, we present the Balances by year of maturity of the non-current amounts of leases and 5G licenses.

c) Changes

Balances by year of maturity of the non-current amounts of loans, financing, leases and 5G licenses are as follows:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

d) Additions and payments

The following is a summary of additions and payments made during the quarter ended March 31, 2022.

21)	DEFERRED REVENUE

(1)	Refers to the balance of contractual liabilities of customers which are, deferred when linked to performance obligations.

(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

22) OTHER LIABILITIES

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP in the State of Rio de Janeiro and Federal District (Notes 1.b and 14).
(2)	This refers to payroll withholdings and taxes withheld from interest on equity and on provision of services.

23)	EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 (one billion, eight hundred and fifty million) of common shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Brazilian Corporation Law (Law nº 6404/1976, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to the number of shares they own. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, whose placement may be made through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

Subscribed and paid-in capital on March 31, 2022, and December 31, 2021, amounted to R$63,571,416, represented by shares, all common, book-entry and without par value.

Share ownership on March 31, 2022, was as follows:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

b) Capital reserves

The information on the capital reserves, is the same as in Note 24) Equity, item b), disclosed in the financial statements for the year ended December 31, 2021.

Treasury shares changes in the quarter ended March 31, 2022 were:

•	Cancellation of treasury shares: at a meeting held by the Company's Board of Directors, held on February 18, 2022, the cancellation of 14,046,652 common shares was approved, as of December 31, 2021, in the amount of R$606,536. This cancellation was recorded as a contra entry to “Capital Reserves”.

•	Share Repurchase Program: buyback of 2,358,700 common shares, in the total amount of R$115,476, arising from the Company's Own Share Repurchase Program (Note 23.f).

The balance of this item as of March 31, 2022, was R$641,149 (R$754,443 as of December 31, 2021)

c) Income reserves

The information on the income reserves, is the same as in Note 24) Equity, item c), disclosed in the financial statements for the year ended December 31, 2021.

The balance of this item as of March 31, 2022, was R$3,520,995 (R$3,504,656 as of December 31, 2021)

d) Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax (IRRF). Immune shareholders received interest on full equity, without withholding income tax.

d.1) Interim interest on equity for 2022

At meetings of the Company's Board of Directors, the referendum of the General Shareholders' Meeting ("AGM") to be held in 2023, approved the allocation of intermediary interest on equity, related to the fiscal year of 2022, pursuant to article 26 of the Company's Bylaws, Article 9 of Law No. 9,249 / 95 and CVM Resolution No. 683/12, which will be imputed to the minimum mandatory dividend for the 2022 fiscal year, as follows:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

d.2) Interest on Equity and Dividends for 2021

On February 22, 2022, the Company communicated to its shareholders the dates for the payment of interest on own capital and dividends for the fiscal year 2021, as described in the table below, which will be considered in the AGM of April 26, 2022.

(1)	Value per share subject to change until the date of the AGM due to possible acquisitions within the scope of the Company's Share Repurchase Program.

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation three years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity once the statute of limitation expires.

In the quarters ended March 31, 2022, and 2021, there were no reversal under the statute of limitations for dividends or interest on equity.

e) Other comprehensive income

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Changes in other comprehensive income, net of taxes, were as below:

f) Company Share Repurchase Program

On February 22, 2022, the Company's Board of Directors, in accordance with article no. 15, item XV of the Bylaws and CVM Instruction no. 567, approved a new Share Repurchase Program of the Company, which has as its objective the acquisition of common shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing share capital. This is designed to increase shareholder value by efficiently investing the available cash resources and optimizing the capital allocation of the Company.

The repurchase will be carried out using the capital reserve balance included in the Company's latest Annual Financial Statements as of December 31, 2021, and considering the exceptions referred to in article 7, § 1, of ICVM 567/2015 (R$649 .4 million).

This program will be in effect until February 22, 2023, with shares repurchased on the Brazilian B3 Stock Exchange (B3 – Brasil, Bolsa and Balcão), at market prices, observing legal and regulatory limits.

Management will determine the timing for the repurchases and number of shares to be acquired, respecting the limits provided for in the Program and in the applicable regulations.

During the quarter ended March 31, 2022, 2,358,700 common shares were acquired for R$115,476.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing net profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares. The Company does not hold potentially dilutable shares in circulation that could result in the dilution of earnings per share.

The table shows the calculation of earnings per share for the quarters ended March 31, 2022 and 2021:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

h) Non-controlling shareholders

Following the partial sales (49.99%) of CloudCo Brasil and IoTCo Brasil in 2021, the consolidated information includes the interest held by controlling and non-controlling shareholders. controllers, as follows:

i) Reconciliation of parent company and consolidated net income

A reconciliation of the parent company's and consolidated net income, for the quarter ended March 31, 2022 is presented following the partial sales (49.99%) of CloudCo Brasil and IoTCo Brasil in 2021:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)
24)	NET OPERATING REVENUE

(1) Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2) Includes sale of goods (handsets, SIM cards and accessories) and equipment of “Vivo Tech”.

No single customer accounted for more than 10% of gross operating revenues in the quarters ended March 31, 2022, and 2021.

25) OPERATING COSTS AND EXPENSES

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

(1)	Includes consolidated lease depreciation of R$739,272 and R$633,731 for the quarters ended March 31, 2022 and 2021, respectively (Note 13.c).

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

26)	OTHER OPERATING INCOME (EXPENSES)

(1)	March 31, 2021, includes the effects of the reversal of PIS and COFINS on unrecorded subscription / SVAs.

27) FINANCIAL INCOME (EXPENSES)

(1)	Includes consolidated leases charges of R$291,002 and R$180,128 for the quarters ended March 31, 2022 and 2021, respectively (Note 20.d).

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

28) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with member companies of the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties. These refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.
b)	Consulting service for the construction of a fiber optic network.

c)	Installments receivable on the sale of equity interest and capital contributions.

d)	Corporate services passed through at the cost effectively incurred.

e)	Right to use certain software licenses and maintenance and support contracted.

f)	International transmission infrastructure for several data circuits and roaming services contracted.

g)	Adquira Sourcing platform - online solution to for purchase and sale of various goods and services.

h)	Cost Sharing Agreement for digital business

i)	Financial Clearing House roaming, inflows of funds for payments and receipts from roaming operation.

j)	Data communication services and integrated solutions.

k)	Long distance calling and international roaming services.

l)	Amounts to be reimbursed by SP Telecomunicações Participações as a result of contractual clause of the purchase of Terra Networks equity interest.

m)	Brand fee for assignment of rights to use the brand.

n)	Rental of buildings, data circuit and/or infrastructure.

o)	Factoring transactions, credit facilities for services provided by the Group's suppliers.

p)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.

q)	Telefónica Group company purchases of internet content, advertising and auditing services.

r)	Tower operations sold Telxius Torres Brasil. The operation consists of the sale of infrastructure assets owned by the Company, together with the assignment of the sharing contracts, with the subsequent assignment of the use of space of the referred infrastructures to the Company. As a result of the subsequent sale of the tower division of Telxius Telecom, SA to American Tower International, Inc., in 2021, the assets and liabilities are no longer presented as related parties and are presented in the statement of income from January to May 2021.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 30).

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Telefônica Corretora de Seguros (“TCS”) acts as intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

The following table summarizes the consolidated balances with related parties:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Balance Sheet - Liabilities			
		03.31.22		12.31.21	
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies					
SP Telecomunicações Participações	l)	-	26,683	-	26,855
Telefónica Latinoamerica Holding	h)	4,487	-	4,983	-
Telefónica	d) / m)	3,378	84,315	4,969	97,996
		7,865	**110,998**	**9,952**	**124,851**
Other Group companies					
Telefónica Global Solutions Participações (former Telefónica International Wholesale Services Brasil)	f) / k)	62,491	318	45,493	318
Telefónica Compras Electrónica	g)	31,739	-	33,215	-
Telefônica Digital España	o)	68,523	-	69,966	-
Telefônica Factoring do Brasil	o)	-	2,979	-	7,253
Telefónica Global Technology	e)	35,525	-	9,448	-
Telefónica Global Solutions S.L. (former Telefónica International Wholesale Services Espanha)	f) / k)	27,681	-	41,630	-
Telxius Cable Brasil	d) / f)	33,828	1,572	44,229	1,572
Telefônica Cyber Tech Brasil	b)	34,703	-	59,886	37
Companhia AIX Participações	p)	-	76,656	2,238	70,845
T. IoT Big Data Tech	o)	27,710	-	21,706	-
T. Cybercloud Tech Esp	q)	10,755	-	12,153	-
FiBrasil Infraestrutura e Fibra Ótica	b)	46,486	3,471	54,619	3,267
Other		28,928	419	38,212	563
		408,369	**85,415**	**432,795**	**83,855**
Total		**416,234**	**196,413**	**442,747**	**208,706**
Current liabilities					
Trade accounts payable and other payables (Note 16)		416,234	-	442,747	-
Leases (Note 20)		-	24,316	-	25,801
Other liabilities (Note 22)		-	116,276	-	134,221
Non-current liabilities					
Leases (Note 20)		-	52,240	-	45,044
Other liabilities (Note 22)		-	3,581	-	3,640

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)
b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the quarters ended March 31, 2022, and 2021 totaled R$7,202 and R$8,035, respectively. This includes R$4,544 (R$4,707 on March 31, 2021) for salaries, benefits and social charges and R$2,658 (R$3,328 on March 31, 2021) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses (Note 25).

For the quarters ended March 31, 2022 and 2021, the Directors and Officers did not receive any pension, retirement or similar benefits.

29)	SHARE-BASED PAYMENT PLANS

Telefónica, the Company´s parent, has its own share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The details of these plans are the same as in Note 30) Share-Based Payment Plans, as disclosed in the financial statements for the fiscal year ended December 31, 2021.

The main plans in effect on March 31, 2022, are detailed below:

•	Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Experts at a global level

The 2020-2022 cycle (January 1, 2020, to December 31, 2022): includes 143 active executives with potential rights to receive 114,800 shares of Telefónica.

The 2021-2023 cycle (January 1, 2021, to December 31, 2023): includes 181 active executives with potential rights to receive 311,000 shares of Telefónica.

•        Perform Share Plan (“PSP”), for its Vice-Presidents and Directors at the global level

The 2020-2022 cycle (January 1, 2020, to December 31, 2022): includes 80 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 488,995 shares of Telefónica.

The 2021-2023 cycle (January 1, 2021, to December 31, 2023): includes 87 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 1,714,088 shares of Telefónica.

On March 31, 2022, and December 31, 2021, the consolidated liability balances of these plans were R$102,996 and R$109,682, respectively, including taxes.

30)	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by types are as follows:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the fiscal year ended December 31, 2021.

The changes in consolidated balances of the surplus and deficit plans were as follows:

Consolidated		
	Plans with surplus	Plans with deficit	Total
Balances at 12.31.20	**165,062**	**(954,581)**	**(789,519)**
Current service cost	(461)	(5,425)	(5,886)
Net interest on net defined benefit liabilities/assets	2,991	(18,835)	(15,844)
Contributions and benefits paid by the employers	297	5,661	5,958
Distribution of reserves	(21,427)	-	(21,427)
Balances at 03.31.21	**146,462**	**(973,180)**	**(826,718)**
Current service cost	(1,385)	(16,274)	(17,659)
Net interest on net defined benefit liabilities/assets	8,974	(56,504)	(47,530)
Contributions and benefits paid by the employers	672	10,140	10,812
Effects on comprehensive results	10,922	386,001	396,923
Distribution of reserves	(70,494)	-	(70,494)
Balances at 12.31.21	**95,151**	**(649,817)**	**(554,666)**
Current service cost	(346)	(3,535)	(3,881)
Net interest on net defined benefit liabilities/assets	2,188	(14,305)	(12,117)
Contributions and benefits paid by the employers	278	5,111	5,389
Distribution of reserves	(25,280)	-	(25,280)
Balances at 03.31.22	**71,991**	**(662,546)**	**(590,555)**
Balances at 12.31.21			
Current assets	90,538	-	90,538
Non-current assets	4,613	-	4,613
Current liabilities	-	(19,946)	(19,946)
Non-current liabilities	-	(629,871)	(629,871)
Balances at 03.31.22			
Current assets	67,334	-	67,334
Non-current assets	4,657	-	4,657
Current liabilities	-	(19,946)	(19,946)
Non-current liabilities	-	(642,600)	(642,600)

31)	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes, possible currency risks are hedged.

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Whilst these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

On March 31, 2022, and December 31, 2021, the Company held no embedded derivatives contracts.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

(1)	Foreign currency swaps (Euro and CDI x Euro) (R$90,487)) and (US$ and CDI x US$) (R$121,703) - maturing through May 20, 2022, to hedge currency risk affecting net amounts payable (carrying amount R$92,363 in Euros and LIBOR) and receivables (carrying amount R$120,132 in US$).

(2)	IPCA x CDI swaps (R$225,011) - maturing in 2033 to hedge risk of change pegged to IPCA (carrying amount R$225,011).

(3)	NDF US$ x R$ (R$222,384) - forward operations contracted with maturity up to December 21, 2022, with the objective of protecting against risks of exchange rate variations in service contracts (book value of R$ R$222,384 in dollars).

Swaps maturing after March 31, 2022 are as follows:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

On March 31, 2022, and 2021, the derivatives transactions generated a negative net result of R$45,429 and a positive net result of R$5,937, respectively (Note 27).

a.2) Sensitivity analysis of the Company’s risk variables

CVM Resolution 475/2008 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

Each financial instrument derivative transactions was assessed and assumptions included a probable scenario and a further two stressed scenario that could adversely impact the Company.

For the probable scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for Scenarios II and III, as per CVM ruling, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on March 31, 2022.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

Transaction	Risk	Consolidated		
		Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	90,487	113,109	135,731
Payables in EUR	Debt (appreciation risk EUR)	(93,545)	(116,931)	(140,317)
Receivables in EUR	Debt (depreciation risk EUR)	1,182	1,478	1,773
	Net Exposure	(1,876)	(2,344)	(2,813)
Hedge (assets position)	Derivatives (depreciation risk US$)	121,703	152,129	182,555
Payables in US$	Debt (appreciation risk US$)	(309,179)	(386,474)	(463,769)
Receivables in US$	Debt (depreciation risk US$)	189,047	236,309	283,571
	Net Exposure	1,571	1,964	2,357
Hedge (assets position)	Derivatives (risk of decrease in IPCA)	225,011	207,301	191,790
Debt in IPCA	Debt (risk of increase in IPCA)	(225,011)	(207,301)	(191,790)
	Net Exposure	-	-	-
Hedge (assets position)	Derivatives (depreciation risk US$)	222,384	277,980	333,577
OPex em US$	OPex (appreciation risk US$)	(222,384)	(277,980)	(333,577)
	Net Exposure	-	-	-
Hedge (CDI position)				
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	289,974	272,238	256,703
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(177,547)	(177,547)	(177,547)
	Net Exposure	**112,427**	**94,691**	**79,156**
Total net exposure in each scenario		**112,122**	**94,311**	**78,700**
Net effect on changes in current fair value		**-**	**(17,811)**	**(33,422)**

The assumptions used by the Company for the sensitivity analysis on March 31, 2022, were as follows:

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on March 31, 2022, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities to which the Company and its subsidiaries may have access on the measurement date;

Level 2: valuation techniques using lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques when lower level of information is not available to measure the fair value.

There were no transfers of fair value assessments between these Levels.

For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

The tables below present the composition and classification of financial assets and liabilities on March 31, 2022, and December 31, 2021.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the quarter ended March 31, 2022, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, 5G licenses and transactions with derivatives, less cash and cash equivalents, financial investments and accounts receivable for credit rights (FIDC).

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$19,523 thousand, €17,482 thousand and £66 thousand paid by March 31, 2022, and US$21,129 thousand, €14,124 thousand and £66 thousand paid by December 31, 2021) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$6,352,002 and R$6,344,942 on March 31, 2022, and December 31, 2021, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk consists of the possibility that the Company might not have sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturity dates of non-derivative financial contracts (Note 20), and respective derivatives to avoid optimize liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

d.4) Credit Risk

The credit risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from invoiced services and limits bad credit risk by interrupting telephone services if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense.

Credit risk on sales of pre-activated prepaid handsets and cards is managed through a prudent policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit ratings of financial counterparties.

d.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company is unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it may incur significant costs, which include investigation and remediation costs, indemnities, compensation, conduct adjustment, fines, suspension of activities and other penalties, investments to improve our facilities or change our operations, as well as reputational damage.

The identification of new significant environmental issues, changes in assessment criteria by regulatory agencies, more severe laws and regulations or other unforeseen events may result in significant environmental liabilities. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000,000.00 (fifty million reais), plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

d.6) Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, the Brazilian telecommunications industry regulator, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and restrictions (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; and obligations related to the universalization of services.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operates under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding asymmetric competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market share over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

With respect to interconnection fees, these are an important part of the Company's revenue and cost bases. These fees are charged between telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce of fees the Company can receive, or ability to collect such fees, the Company's businesses, financial conditions, revenues, results of operations and prospects could be adversely affected.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or stricter operational and/or service requirements; the granting of operating licenses in the Company’s areas; limitations on interconnection fees the Company may charge to other telecommunications service providers; imposition of significant sanctions or penalties regarding failures to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

d.7) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all assets and liabilities with significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

On March 31, 2022, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

The independent auditors' scope of work does not include reviewing the sufficiency of the insurance coverage, which was determined by the Company's Management and which it considers sufficient to cover possible claims.

d.8) Compliance

The Company complies with Brazilian anti-corruption laws and regulations in the jurisdictions in whichits securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with these anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

The Company develops and implements initiatives to ensure the continuous improvement of its compliance program, through an organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

32) CONTRACTUAL COMMITMENTS AND GUARANTEES

a)   Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On March 31, 2022, the total nominal values equivalent to the full contract period were:

b)   Guarantees

On March 31, 2022, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

33) SUPPLEMENTAL CASH FLOW INFORMATION

The following is a reconciliation of the consolidated cash flow financing activities for the quarters ended March 31, 2022, and 2021.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

34) SUBSEQUENT EVENTS

a)	Constitution of Digital Education Joint Venture

On April 8, 2022, the Company and Ânima Holding S.A. (“Ânima Educação”) formalized the creation of VivaE Educação Digital S.A., a joint venture servicing the area of digital education.

On that date, after the fulfillment of certain conditions precedent (including the approval of the operation, with final ruling by the Administrative Council of Economic Defense – CADE), the corporate documents and commercial agreements were finalized to enable the startup of the joint-venture operation. Operations will provide online qualification courses focused on lifelong learning and employability in areas such as Technology, Management, Business Administration and Tourism, offering to its customers personalized development paths, with up to date content that meets current job market demands, all through a digital education platform. Ânima Educação’s know-how in providing digital courses allied with Telefônica Brasil’s scale and distribution capacity, provide the joint venture with the means to leverage the job market, contributing to the development and independence of its students.

The joint venture was established on April 8, 2022, with a 50% equity interest owned by the Company and 50% by Ânima Educação, with contributions of R$6,000 each on the same date.

b)	Borrowing by the Company

On April 8, 2022, the Company raised a US$212 million (equivalent to R$1,000,000 on the contracting date) loan under the terms of Regulation 4131 of the Central Bank of Brazil. Citibank was the intermediary. The loan bears interest at 3.15% p.a., paid semi-annually, and matures on September 28, 2023. A swap was contracted, converting the loan currency into Reais and an annual floating interest rate CDI+0.7%.

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)

c)	Interest on equity declared by the Company

At a meeting held on April 13, 2022, calling upon the General Shareholders’ Meeting to be held in 2023, the Board of Directors approved the credit of interest on equity for the fiscal year 2022, under the terms of article 26 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/1995 and CVM Ruling No. 683/12, in the gross amount of R$150,000, equivalent to R$0.08962197427 per common share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$127,500, equivalent to R$0.07617867813 per common share, calculated based on the balance sheet of the March 31, 2022.

Payment thereof will be made until July 31, 2023, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day April 29, 2022.

The amount of interest on own capital per common share informed above may undergo future adjustments, up to April 29, 2022, as a result of possible acquisitions of shares under the Company's Share Repurchase Program.

d)	Approval of the Financial Statements and Allocation of Income for the year 2021

At the AGM held on April 26, 2022, the financial statements and allocations of income for the year 2021 were approved, by majority vote of the holders of the common shares present. The details of the allocation of income are the same as disclosed in Note 24) Shareholders' Equity, item d), disclosed in the financial statements for the fiscal year ended December 31, 2021.

In view of the acquisitions of own shares held in treasury under the Company's Share Repurchase Program, which occurred in the quarter ended March 31, 2022, the Company issued a Notice to the Market on April 26, 2022, informing that the amount per common share of the additional dividend proposed in the amount of R$2,028,524 was updated to R$1,21200233929. This dividend will be paid on October 18, 2022, being credited individually to the shareholders, as per the Company's records, through the end of the business day on April 26, 2022.

e)	Aquisition of part of Oi UPI Mobile Assets

The Company, in compliance with and for the purpose of CVM Resolution No. 44/2021, informed its shareholders and the market in general that, on April 20, 2022, the Company, as one of the buyers, and Oi S.A. – in Judicial Recovery (successor by the incorporation of Oi Móvel S.A. – In Judicial Recovery) (“Oi”) as seller, carried out the acquisition object of the Contract of Purchase and Sale of Shares and Other Covenants, concluded on January 28, 2021, as amended (“Contract”), through which the Company acquired all the shares issued by the entity called Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”), to which the portion of UPI Mobile Assets (as defined in the Contract) assigned to the Company under the Segregation and Division Plan attached to the Contract (“UPI Mobile Assets – Telefônica”).

The total amount of the portion of UPI Ativos Móveis, acquired by the Company, was R$5,373,046. On April 20, 2022, the Company made a payment of R$4,884,588 and a retention of R$488,458, equivalent to 10% of this payment. This retention, as provided for in the Agreement, is subject to updating by 100% of the CDI until payment and will remain withheld to ensure any compensation of amounts arising from post-closing price adjustment and indemnification arising from remaining acts to be performed after the closing under the Agreement and may be paid (in whole or in part) within 120 days from the date hereof.

Thus, the acquisition price is composed as follows:

In addition, the Company entered into other complementary payment commitments to Oi, as follows:

(A free translation of the original in Portuguese) Telefônica Brasil S. A. NOTES TO THE QUARTERLY FINANCIAL STATEMENTS Quarter ended March 31, 2022 (In thousands of Reais, unless otherwise stated)
•	Up to R$115,000, conditioned on the fulfilment of certain customer base migration targets and frequencies (among others), by Oi in the next 12 months, of which R$40,000 were paid on April 20, 2022.

•	R$147,551, paid in full on April 20, 2022, referring to the transition services to be provided for up to 12 months by Oi to Garliava (“Transition Services”), needed for the continuation of the mobile business operation conferred to Garliava, already reflected the withdrawal of certain costs related to transition services regarding the contract scope.

•	R$179,000, referring to the net present value of the take-or-pay data transmission capacity contract, to be paid monthly over a 10-year period.

The Company will receive the set of assets that make up the UPI Mobile Assets, composed of: (i) Clients: approximately 12.5 million (equivalent to 30% of the total customer base of the UPI Mobile Assets) – according to Anatel’s February 2022 data; (ii) Spectrum: 43MHz as national population-weighted average (46% of UPI Mobile Assets’ radiofrequency); and (iii) Infrastructure: contracts for the use of 2.7 thousand sites of mobile access (corresponding to 19% of UPI Mobile Assets’ sites).

This transaction benefits the Brazilian telecommunications sector, widening the capacity to make investments and the creation of innovative technologies in a sustainable and rational manner, contributing to the digitalization of the nation through the construction and expansion of networks in cutting-edge technologies, such as 5G and fiber, which translates into services with better coverage and greater quality to users.

Furthermore, the transaction has the potential to generate synergies for the Company, through the optimization of operation costs and efficient allocation of investments due to the integration of incorporated assets.

With the completion of the acquisition on April 20, 2022, the Company became the direct parent of Garliava. Garliava is headquartered in Brazil and operates in the provision of telecommunications services, in Brazil and abroad, especially Personal Mobile Service – SMP – and Multimedia Communication Service – SCM; in the provision of infrastructure and network maintenance and installation services and the leasing of physical means, including for the placement of equipment; in the retail and specialized wholesale trade of goods and/or services, own and of third parties, of telecommunications, communication, computer and other equipment, by any means, including through the exploration of any physical and/or remote sales channels, such as own and third-party stores, door-to-door, telephone (telemarketing) and internet, among other activities related to or related to its corporate purpose.

In accordance with IFRS 3 (R) – Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the transferred assets, the liabilities assumed on the acquisition date with the acquiree's former controlling shareholders and the interests issued in exchange for control of the acquiree. As of the date of this individual and consolidated quarterly information, the Company is in the process of preparing and analyzing the determination of the fair value of identifiable assets acquired and liabilities assumed by Garliava. It is estimated that this analysis will be concluded soon, as soon as Management has all the relevant information on the facts, not exceeding a maximum period of 12 months from the acquisition date.

Transaction costs incurred up to the closing of the transaction on April 20, 2022, by the Company are approximately R$49.6 million. These costs are not considered components of the consideration transferred, and were recognized as expenses in the periods in which the costs were incurred.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 10, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director